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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934




                         Albany Molecular Research, Inc.
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                                (Name of Issuer)



                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)



                                   012423 10 9
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                                 (CUSIP Number)


                                December 31, 2001
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             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]  Rule 13d-1(b)
         [   ]  Rule 13d-1(c)
         [ x ]  Rule 13d-1(d)
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1)       Name of Reporting Person and its         Aventis Pharmaceuticals Inc.
         I.R.S. Identification Number                      44-0565557
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2)       Check the Appropriate Box if                            (a)[     ]
         a Member of a Group                                     (b)[  x  ]
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3)       SEC Use Only
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4)       Citizenship or Place of Organization                      Delaware
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                           5)       Sole Voting Power                     0
Number of                  ________________________________________________
Shares
Beneficially               6)       Shared Voting Power                   0
Owned by                   ________________________________________________
Each
Reporting                  7)       Sole Dispositive Power                0
Person With                _________________________________________________

                           8)       Shared Dispositive Power              0
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 9)      Aggregate Amount Beneficially Owned                              0
         by Each Reporting Person
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10)      Check Box If the Aggregate Amount                             [  ]
         in Row (9) Excludes Certain Shares
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11)      Percent of Class Represented                           less than 5%
         by Amount in Row (9)
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12)      Type of Reporting Person                                        CO
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1)       Name of Reporting Person and its                   HMR Pharma, Inc.
         I.R.S. Identification Number                            43-1769328
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2)       Check the Appropriate Box if                             (a)[   ]
]
         a Member of a Group                                      (b)[ x ]
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3)       SEC Use Only
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4)       Citizenship or Place of Organization                      Delaware
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                           5)       Sole Voting Power                    0
Number of                  _______________________________________________
Shares
Beneficially               6)       Shared Voting                        0
Owned by                   _______________________________________________
Each
Reporting                  7)       Sole Dispositive Power               0
Person With                ________________________________________________

                           8)       Shared Dispositive Power             0

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 9)      Aggregate Amount Beneficially Owned                             0
         by Each Reporting Person
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10)      Check Box If the Aggregate Amount                             [  ]
         in Row (9) Excludes Certain Shares
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11)      Percent of Class Represented                          less than 5%
         by Amount in Row (9)
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12)      Type of Reporting Person                                       CO
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     This  Amendment  No. 1 to  Statement  on Schedule  13G with  respect to the
Common Stock of Albany Molecular Research, Inc. (the "Issuer"), is filed solely to amend Item 5(e), to set forth that during the year ended December 31, 2001, Aventis Pharmaceuticals Inc., a Delaware corporation ("API"), and HMR Pharma, Inc., a Delaware corporation ("Pharma"), each ceased to be the beneficial owner of more than 5% of any class of equity securities of the Issuer.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
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         (e) API and Pharma each ceased to be the beneficial  owner of more than
         5% of any class of equity securities of the Issuer during the year ended on December 31, 2001.

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                                   SIGNATURES
                                                -------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         AVENTIS PHARMACEUTICALS INC.



Date:    February 8, 2002       By:      /s/ Edward H. Stratemeier
                                         --------------------------
                                             Edward H. Stratemeier
                                             Vice President




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          HMR PHARMA, INC.



Date:    February 8, 2002        By:      /s/ Phillip R. Ridolfi
                                          -----------------------------------
                                              Phillip R. Ridolfi
                                              President